ONE PET WORLD, INC.

**Financial Statements and
Independent Accountants' Review**

December 31, 2017

ONE PET WORLD, INC.

December 31, 2017

CONTENTS



L J S O L D I N G E R
A S S O C I A T E S

Certified Public Accountants and Business Consultants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and the Shareholders of
One Pet World, Inc.
Delray Beach, Florida

We have reviewed the accompanying consolidated financial statements of One Pet World, Inc. (a Nevada corporation) which comprise the consolidated balance sheet as of December 31, 2017 and the related consolidated statement of operations and accumulated deficit and consolidated cash flows for the period February 22, 2017 (inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

L J Soldinger Associates, LLC

L J Soldinger Associates, LLC
Deer Park, Illinois

April 11, 2018

ONE PET WORLD, INC.
Consolidated Balance Sheet
December 31, 2017

Current assets		
Cash	$	1,611
Total current assets		1,611
Total assets	$	1,611
Current liabilities		
Accounts payable	$	500
Total current liabilities		500
Loan from shareholder		8,450
Total liabilities		8,950
Stockholders' deficit		
Preferred stock, $0.001 par value; 100,000,000 shares authorized, 1,000,000 Series A preferred stock issued and outstanding		1,000
Common stock, $0.001 par value; 100,000,000 shares authorized, 0 issued and outstanding		-
Additional paid-in capital		307
Accumulated deficit		(8,646)
Total stockholders' deficit		(7,339)
Total liabilities and stockholders' deficit	$	1,611

See accompanying notes and independent accountants' review report.

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ONE PET WORLD, INC.
Consolidated Statement of Operations and Accumulated Deficit
February 22, 2017 (inception) through December 31, 2017

Revenues	$	-
Expenses		
Selling, general and administrative expenses		8,646
Loss from operations		(8,646)
Income tax benefit		-
Net loss		(8,646)
Beginning accumulated deficit		-
Ending accumulated deficit	$	(8,646)

See accompanying notes and independent accountants' review report.

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ONE PET WORLD, INC.
Consolidated Statement of Cash Flows
February 22, 2017 (inception) through December 31, 2017

Cash flows from operating activities		
Net loss	$	(8,646)
Changes in operating assets and liabilities		
Accounts payable		500
Net cash used in operating activities		(8,146)
Cash flows from investing activities		
Advances from shareholders		8,450
Cash received upon assignment of The New Pet Airways, Inc.'s		
common stock to Company		307
Net cash provided by investing activities		8,757
Cash flows from financing activities		
Proceeds from sale of preferred stock		1,000
Net cash provided from financing activities		1,000
Net increase in cash and cash equivalents		1,611
Cash and cash equivalents - beginning of period		-
Cash and cash equivalents - end of period	$	1,611
Supplemental cash flow information		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes and independent accountants' review report.

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ONE PET WORLD, INC.
Notes to the Unaudited Financial Statements
February 22, 2017 (inception) through December 31, 2017

NOTE 1 - Nature of Operations

One Pet World, Inc. ("OPW") was incorporated on February 22, 2017 in the state of Nevada and its wholly-owned subsidiary, The New Pet Airways, Inc. ("NPA") is a Florida corporation (collectively known as "the Company"). As of December 31, 2017, the Company has not commenced its principal operations. The Company expects to begin a crowdfunding offering during 2018 in order to commence operations. The Company plans on operating as a Part 135 commercial aircraft operator for the purpose of providing comfortable flight accommodations for the transport of people's pets.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP") of the United States.

Principles of Consolidation

The Company's consolidated financial statements include the accounts of OPW (a Nevada corporation) and its wholly-owned subsidiary NPA. All material intercompany accounts, transactions, and losses have been eliminated in consolidation. The expenses and loss of NPA are included from February 24, 2017, the date of the assignment of NPA's stock to OPW, by a Delaware corporation also with the name One Pet World, Inc. The Nevada and Delaware corporations are owned by the same stockholders.

Significant Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and liquid investments with original maturities of three months or less.

Income Taxes

The Company follows the guidance of *FASC 740 Income Taxes, Accounting for Uncertainty in Income Taxes*, which prescribes a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on income tax returns.

ONE PET WORLD, INC.
Notes to the Unaudited Financial Statements
February 22, 2017 (inception) through December 31, 2017

NOTE 2 - Summary of Significant Accounting Policies (Continued)

The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2017, the Company has not taken any uncertain tax positions.

As of December 31 2017, the Company had a 100% valuation allowance covering its net deferred tax assets for its expected U.S. federal, Nevada and Florida net operating losses which resulted in no net deferred tax assets or liabilities and no income tax benefit for the period presented.

NOTE 3 – Stockholders' Deficit

Series A Preferred Stock

The Series A preferred stockholders are entitled to 100 votes for each share held of the Series A preferred shares. Each Series A preferred share is convertible at the option of the holder at any time into 100 shares of common stock of the Company. The number of shares of common stock that the Series A preferred stockholders are entitled to, upon conversion, will be adjusted for (i) subdivision or combinations of common stock, (ii) dividends in stock, spin-offs or split-ups, and (iii) reorganizations, consolidations or mergers.

The Company issued a total of 1,000,000 shares of Series A preferred stock to three shareholders for a total of $1,000 of consideration.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $0.001 par value. The Company has no shares of common stock issued as of December 31, 2017. Each share of outstanding common stock is entitled to one vote and is entitled to dividends when and if declared by the Board of Directors.

NOTE 4 – Subsequent Events

The Company has evaluated subsequent events through April 11, 2018, the date these financial statements were available to be issued.

A shareholder of the Company loaned $105,000 to the Company subsequent to December 31, 2017.

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